                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                              Home Federal Bancorp
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                     436916100
           --------------------------------------------------------
                                 (CUSIP Number)
                         Hart N. Hasten and Mark Hasten
                         3901 W. 86th Street, Suite 470
                         Indianapolis, IN 46268

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                Hart N. Hasten SSN: ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
                               PF
-------------------------------------------------------------------------------
 (4) Source of Funds*
                              Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Citizen of the United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            192,687
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            192,687
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     192,687
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

The Reporting Person Disclaims Beneficial ownership of the 192,687 shares owned by Mark Hasten.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   3.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                Mark Hasten SSN: ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
                               PF
-------------------------------------------------------------------------------
 (4) Source of Funds*
                              Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Citizen of the United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            192,687
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            192,687
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     192,687
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

The Reporting Person Disclaims Beneficial ownership of the 192,687 shares owned by Hart N. Hasten.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   3.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page     of     Pages
                                                               ---    ---

Item 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, $.01 par value per share (the "Stock"), of Home Federal Bancorp, a federally chartered stock savings bank (the "Issuer"), 222 W. Second Street, Seymour, IN 47274-2110.




Item 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of a Group currently consisting of Hart N. Hasten and Mark Hasten (collectively the "Group"). The business addresses and principal occupations of the members of the Group are:

Hart N. Hasten
3901 West 86th Street
Suite 470
Indianapolis, Indiana 46268

Chairman of of the Board and Treasurer of Hasten Bancshares
President of Harcourt Management Company, Inc.

Hasten Bancshares is a multi-bank holding company.
Harcourt Management Company is a closely held real estate management company.

Mark Hasten
3901 West 86th Street
Suite 470
Indianapolis, Indiana 46268

President, Chief Executive Officer and Secretary of Hasten Bancshares Secretary and Treasurer of Harcourt Management Company, Inc.

     Neither member of the Group has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or was or is, as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws. Both members of the Group are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares of stock currently owned by the members of the Group were acquired with personal funds. The Group may use a combination of personal funds and funds borrowed from banks to acquire any additional shares. For the stock purchases detailed in Item 5(c), $525,000 of personal funds were used.

Item 4.  PURPOSE OF TRANSACTION.

     The Group previously filed a Schedule 13D with the Securities and Exchange Commission on or about November 9, 1989. In that 13D, the Group disclosed that it held approximately 9.4% of Issuer's Common Stock. The Group currently holds approximately 7.54% of Issuer's Stock, including the stock purchases detailed in Item 5(c) for which $525,000 of personal funds were used to make the purchases. Because of the significant gifts of the stock that the Group has made since 1989, the Group now owns substantially less stock than it did at that date.

     The members of the Group intend to hold Issuer's Stock for investment purposes only. Any additional purchases would be for investment purposes only.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of January 15, 1998, there were outstanding 5,108,000 shares of the Stock. Hart N. Hasten owns 192,687 shares of the Stock, which constitutes approximately 3.7% of the outstanding Stock and Mark Hasten owns 192,687 shares of the Stock, which constitutes approximately 3.7% of the outstanding Stock. Together the members of the Group own 385,374 shares or 7.4% of the outstanding Stock. However, each member of the Group disclaims beneficial ownership of the shares of Stock owned by the other.

     (b) Each member of the Group has the sole power to vote or direct the vote of each share he owns, and to dispose of or to direct the disposition of, the shares he owns.

     (c) During the past 60 days the members of the Group effected the following purchase transactions in the class of securities to which this filing relates in the open market:

                                                   NUMBER OF
DATE          INDIVIDUAL            ACTION          SHARES        PER SHARE
----          ----------            ------         ----------     ---------
12-02-97      Hart N. Hasten        Gifted         3,500
12-02-97      Mark Hasten           Gifted         3,500
12-15-97      Hart N. Hasten        Purchased      5,000            $26.50
12-15-97      Mark Hasten           Purchased      5,000            $26.50
01-07-98      Hart N. Hasten        Purchased      2,500            $26.00
01-07-98      Mark Hasten           Purchased      2,500            $26.00
01-15-98      Hart Hasten           Purchased      2,500            $26.00
01-15-98      Mark Hasten           Purchased      2,500            $26.00

     (d) Each member of the Group has the sole right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, the shares beneficially owned by him.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as disclosed in this statement, no contracts, arrangements, understandings or relationships exist between the members of the Group or between either member of the Group and any third party with respect to the securities of the Issuer at the present time.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following document is attached hereto as Exhibit to this statement:

     99.(a)  Agreement among the reporting persons pursuant to Rule 13d-1(f).